UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

xtl biopharmaceuticals reports THIRD QUARTER 2019 FINANCIAL results

Ramat gan, Israel - (November 27, 2019) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company, today announced financial results for the quarter ended September 30, 2019.

The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials until full funding for the trials or cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Financial Overview

XTL reported approximately $4.6 million in cash and cash equivalents as of September 30, 2019 and approximately $3.2 million in other current assets (mainly marketable securities). The increase of $1.4 million since December 31, 2018, in cash and cash equivalents derives mainly from repayment of $2 million from the short-term bank deposit.

Research and development expenses for the nine months ended September 30, 2019 were $27 thousand compared to $29 thousand for the corresponding period in 2018.

General and administrative expenses for the nine months ended September 30, 2019 were $571 thousand compared to $543 thousand for the corresponding period in 2018.

Finance income, net for the nine months ended September 30, 2019 were $361 thousand compared to $2,511 thousand for the corresponding period in 2018. The difference is primarily from revaluation of marketable securities.

XTL reported an operating loss for the Nine months ended September 30, 2019 of $598 thousand compared to $572 thousand for the corresponding period in 2018. The Company reported a total net loss for the period ended September 30, 2019 of approximately $237 thousand or $0.000 per share, compared to a total net profit of approximately $1,939 thousand or $0.004 per share in the corresponding period in 2018. The change is driven primarily by the revaluation of marketable securities as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary
(USD in thousands)
Consolidated Statements of Financial Position - Selected Data
	As of	As of
	September 30,	December 31,
	2019	2018
Cash, cash equivalents	$4,642	$3,255
Short-term deposit	-	2,020
Other current assets	3,265	2,920
Non-current assets	382	380
Total assets	$8,289	$8,575

Current liabilities	$200	$253
Shareholders’ equity	8,089	8,322
Total liabilities and shareholders’ equity	$8,289	$8,575

XTL Biopharmaceuticals, Ltd. and Subsidiary (USD in thousands, except per share amounts)
Consolidated Statements of Comprehensive Income - Selected Data

	For the nine months ended
	September 30,
	2019	2018

Research and Development expenses	$(27)	$(29)
General and administrative expenses	(571)	(543)
Operating Loss	$(598)	$(572)

Revaluation of warrants to purchase ADS's	$-	$973
Revaluation of marketable securities	303	1,387
Other finance income, net	58	151
Finance income, net	$361	$2,511

Total income (loss) for the period	$(237)	$1,939

Basic and diluted income (loss) per share (in U.S. dollars): From continuing operations	$(0.000)	$0.004

Weighted average number of issued ordinary shares	514,205,799	514,205,799

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (full article).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F filed with the U.S. Securities and Exchange Commission on March 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 27, 2019	By:	/s/ Josh Levine
Josh Levine Chief Executive Officer